UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     *)

LANDCADIA HOLDINGS III, INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

51476H209**

(CUSIP Number)

Shanna B. Green

Head of Investment Banking Legal – Equity Capital Markets, Americas

Jefferies LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue, New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476H209**

1.	Name of Reporting Persons: Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. Identification Nos. of Above Persons (Entities Only): 13-2615557

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,037,500 (see Item 5)

	8.	Shared Voting Power 1,500,000 (see Item 5)

	9.	Sole Dispositive Power 6,037,500 (see Item 5)

	10.	Shared Dispositive Power 1,500,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,537,500 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

2

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of Jefferies Financial Group Inc. (“JFG” or the “Reporting Person”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Landcadia Holdings III, Inc. (the “Issuer”). The Reporting Person was initially eligible pursuant to Section 13(d)(6)(B) of and Rule 13d-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, to file a report on Schedule 13G as a beneficial owner of more than five percent of the Class A Common Stock before the Issuer’s initial public offering (the “IPO”). The Reporting Person is filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of a purchase of Class A Common Stock by a controlled subsidiary following the IPO, the Reporting Person acquired beneficial ownership of more than 2% of the Class A Common Stock during the preceding 12-month period.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1510 West Loop South, Houston, Texas 77027.

Item 2. Identity and Background

(a)	Reporting Person (JFG)

This Schedule 13D is filed by JFG, a corporation incorporated under the laws of New York. The principal business address of JFG is 520 Madison Avenue, New York, New York 10022.

JFG is a diversified financial services company engaged in investment banking and capital markets and asset management. Investment banking and capital markets services primarily service institutional investors, corporations and government entities and focus on investment banking, equities and fixed income. Asset management services include management, investments in and services to asset management platforms across a spectrum of investment strategies and asset classes.

JFG’s largest wholly owned direct subsidiary, Jefferies Group LLC, is the largest independent full-service global Investment Banking firm headquartered in the United States. JFG’s wholly owned indirect subsidiary, Jefferies LLC, is the direct subsidiary of Jefferies Group LLC and is a dually-registered broker-dealer and futures commission merchant.

JFG Covered Persons

JFG has a board of directors and executive officers (collectively, the “JFG Covered Persons”). The principal business address of each of the JFG Covered Persons is 520 Madison Avenue, New York, New York 10022. The name, present principal occupation and country of citizenship of each of the JFG Covered Persons is set forth below, along with the principal business address of the employer of each of the JFG Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Richard B. Handler	(b)	Director and Chief Executive Officer	United States
Brian P. Friedman	(b)	Director and President	United States
Joseph S. Steinberg	(b)	Director and Chairman of the Board	United States
Michael T. O’Kane	(b)	Lead Independent Director	United States
Linda L. Adamany	(b)	Director	United States
Barry J. Alperin	(b)	Director	United States
Robert D. Beyer	(b)	Director	United States
Francisco L. Borges	(b)	Director	United States
MaryAnne Gilmartin	(b)	Director	United States
Jacob M. Katz	(b)	Director	United States
Teresa S. Gendron	(b)	Vice President and Chief Financial Officer	United States
Michael J. Sharp	(b)	Executive Vice President, General Counsel and Secretary	United States
John M. Dalton	(b)	Vice President, Controller and Chief Accounting Officer	United States
Rocco J. Nittoli	(b)	Vice President and Treasurer	United States

3

(b)	The principal business address of each of JFG, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above.

(c)	The principal business and principal business address of JFG, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)	During the last five years, JFG has not been convicted, and to JFG’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, JFG has not been a party, and to JFG’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of JFG, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s registration under Section 12(b) of the Exchange Act, which occurred concurrently with the pricing of its IPO on October 8, 2020, JFG directly owned 6,943,125 shares of the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), previously acquired by JFG in connection with its role as a sponsor to the Issuer (the “Founder Shares”). 905,625 of JFG’s Founder Shares were subsequently forfeited. Beginning on October 13, 2020, Jefferies LLC engaged in a series of transactions in Class A Common Stock, by which it acquired 1,500,000 shares in the open market using its own capital at prices ranging from $9.93 to $10.00 per share.

Item 4. Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and Item 6 below is incorporated herein by reference.

Jefferies LLC acquired the 1,500,000 shares of Class A Common Stock for its own account. JFG forfeited the 905,625 Founder Shares on November 22, 2020, because the underwriters of the IPO did not exercise their 45-day option from the date of the underwriting agreement to purchase additional shares of Class A Common Stock to cover any over-allotment.

Jefferies LLC also served as the underwriter of the Issuer’s IPO. The shares of Class A Common Stock purchased by Jefferies LLC for resale to the public as an underwriter in the IPO pursuant to the underwriting agreement were not deemed beneficially owned under Section 13(d) as they were not held for more than 40 days pursuant to Rule 13d-3(d)(4).

On January 24, 2021, the Issuer, Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CMMP Sellers’ Representative, LLC entered into the merger agreement (the “Merger Agreement”), whereby Helios Sun Merger Sub, Inc. will, subject to closing conditions, merge with and into HMAN Group Holdings Inc., with HMAN Group Holdings Inc. surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). In connection with the execution of the Merger Agreement, the Issuer’s sponsors, including JFG, the Issuer’s directors and members of the Issuer’s management team (including Mr. Handler, a JFG Covered Person, who also serves as Co-Chairman and President of the Issuer) also entered into an amended and restated letter agreement (the “A&R Letter Agreement”) to vote their shares in favor of the Business Combination and in favor of all other proposals being presented at the special meeting of shareholders related to the Business Combination (the “Special Meeting”). An additional 1,365,924 of JFG’s Founder Shares will be forfeited in connection with the closing of the Business Combination pursuant to the A&R Letter Agreement. Through a private placement investment and pursuant to a subscription agreement with the Issuer, dated January 24, 2021 (the “Subscription Agreement”), JFG has also committed to purchase 2,500,000 shares of Class A Common Stock at a purchase price of $10.00 per share, to be issued immediately before the closing of the Business Combination.

4

As Co-Chairman and President of the Issuer, Mr. Handler has been involved in negotiations in connection with the Business Combination and the related proposals to be presented at the Special Meeting, and the decision of the board of directors of the Issuer to recommend in favor of the Business Combination. Mr. Handler may be involved in reviewing and evaluating possible transactions involving the Issuer and identifying candidates to serve on the Board. As such, through this affiliation with management at the Issuer, JFG may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

JFG may also, from time to time, take such actions regarding its investment as it deems appropriate. These actions may include: (i) acquiring additional Class A Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Class A Common Stock (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, JFG may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions.

Other than as described in this Item 4, JFG does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. JFG may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) Reporting Person (JFG)

JFG directly beneficially owns 7,537,500, or 12.1%, of the Class A Common Stock. JFG directly owns 6,037,500 shares of Class B Common Stock, or the Founder Shares, which have the same voting rights as shares of Class A Common Stock and are convertible into shares of Class A Common Stock as described in Item 6 below. JFG may be deemed an indirect beneficial owner of 1,500,000 shares of Class A Common Stock directly owned by Jefferies LLC, a wholly-owned direct subsidiary of Jefferies Group LLC, which itself is a wholly-owned direct subsidiary of JFG. JFG’s beneficial ownership excludes 4,000,000 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants (as described in Item 6 below), which are not currently exercisable pursuant to their terms as described in Item 6 below.

JFG Covered Persons

No JFG Covered Persons beneficially own shares of Class A Common Stock.

All share percentage calculations in this Schedule 13D are based on 50,000,000 shares of Class A Common Stock and 12,500,000 shares of Class B Common Stock outstanding, as reported in the Issuer’s registration statement on Form S-4 (File No. 333-252693), filed with the Securities and Exchange Commission on February 3, 2021. The shares of Class B Common Stock have the same voting rights as shares of Class A Common Stock and are convertible into shares of Class A Common Stock as described in Item 6.

5

(b)	See rows 7-10 of the cover page to this Schedule 13D for information regarding JFG’s power to vote or direct the vote and its power to dispose or direct the disposition of the Class A Common Stock.

(c)	Except as disclosed in this Schedule 13D, JFG has not effected and, to JFG’s knowledge, none of the Covered Persons has effected any transactions in the shares to which this Schedule 13D relates during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no person other than JFG has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3 and 4 above is incorporated herein by reference.

Purchase of Founder Shares

Pursuant to the A&R Letter Agreement, the Founder Shares are subject to certain transfer restrictions, and the holders of the Founder Shares, including JFG, have the right to elect all of the Issuer’s directors prior to the Business Combination. Holders of the Founder Shares have agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Business Combination, or earlier if, subsequent to the Business Combination, (i) the closing price of the Issuer’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction after the Business Combination that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the Issuer’s Second Amended and Restated Certificate of Incorporation, the Founder Shares will automatically convert from shares of the Issuer’s Class B Common Stock into shares of Class A Common Stock concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in connection with the Business Combination, the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of all shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A Common Stock by public stockholders), including the total number of shares of Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination, excluding any shares of Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to JFG, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Purchase of Private Placement Warrants

JFG and the Issuer are party to a Private Placement Warrants Purchase Agreement, pursuant to which JFG purchased 4,000,000 warrants at a price of $1.50 per warrant in the Private Placement (the “Private Placement Warrants”). Each Private Placement Warrant entitles JFG to purchase one share of Class A Common Stock at $11.50 per share. The Private Placement Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination, and they are non-redeemable so long as they are held by the initial purchasers of the warrants or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by Issuer and exercisable by such holders on the same basis as the warrants included in the units sold in the IPO. The Private Placement Warrants may be exercised on a cashless basis. If the Issuer does not complete the Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the warrants issued to JFG will expire worthless.

6

Registration Rights

JFG and the Issuer are party to a registration rights agreement, dated October 8, 2020 (the “Registration Rights Agreement”), whereby JFG is entitled to registration rights and may make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, JFG will have “piggy-back” registration rights to include its securities in other registration statements filed by the Issuer. Notwithstanding the foregoing, JFG may not exercise its demand rights on more than one occasion. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Upon Closing of the Merger, the sponsors of the Issuer, including JFG, the post-Business-Combination Issuer and certain other parties intend to enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), to replace the Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, the post-Business-Combination Issuer will agree to register under the Securities Act certain shares of its Class A Common Stock and other equity securities of post-Business-Combination Issuer that are held by the parties thereto, including JFG, and the Issuer’s sponsors, including JFG, will reaffirm the lock-up they agreed to in the A&R Letter Agreement. In addition, JFG will have “piggy-back” registration rights to include its securities in other registration statements filed by the Issuer. Notwithstanding the foregoing, JFG may not exercise its demand rights on more than one occasion. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing descriptions of the Private Placement Warrants Purchase Agreement, the Registration Rights Agreement, the A&R Letter Agreement, the Subscription Agreement and the A&R Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Private Placement Warrants Purchase Agreement, the Registration Rights Agreement, the A&R Letter Agreement, the form of Subscription Agreement and the form of A&R Registration Rights Agreement, copies of which are filed Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05, respectively, to this Schedule 13D and which are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Private Placement Warrants Purchase Agreement between Landcadia Holdings III, Inc., TJF, LLC and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Landcadia Holdings III, Inc. with the Securities and Exchange Commission on October 14, 2020).

7.02	Registration Rights Agreement between the Landcadia Holdings III, Inc., TJF, LLC and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Landcadia Holdings III, Inc. with the Securities and Exchange Commission on October 14, 2020).

7.03	Amended and Restated Letter Agreement, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., its officers, its directors, TJF, LLC and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Landcadia Holdings III, Inc. with the Securities and Exchange Commission on January 25, 2021).

7.04	Form of Subscription Agreement, dated January 24, 2021, by and between Landcadia Holdings III, Inc. and the subscribers party thereto (incorporated by reference to Annex E of Landcadia Holdings III, Inc.’s registration statement on Form S-4, filed with the Securities and Exchange Commission on February 3, 2021).

7.05	Form of A&R Registration Rights Agreement proposed to be entered into by the parties thereto (incorporated by reference to Annex D of Landcadia Holdings III, Inc.’s registration statement on Form S-4, filed with the Securities and Exchange Commission on February 3, 2021).

7.06	Power of Attorney (incorporated by reference to Exhibit 24.1 of Jefferies Financial Group Inc.’s initial statement of beneficial ownership of securities on Form 3 in Landcadia Holdings III, Inc., filed with the Securities and Exchange Commission on October 8, 2020).

7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021	Jefferies Financial Group Inc.

	By:	/s/ Shanna B. Green
	Name:	Shanna B. Green
	Title:	Authorized Signatory

8